

Mailstop 3233

September 20, 2016

Via E-mail
Mr. Michael T. Kirshbaum
Chief Financial Officer
The Advisory Board Company
2445 M Street, N.W.
Washington, D.C. 20037

> **Re:** **The Advisory Board Company**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 000-33283**

Dear Mr. Kirshbaum:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 41

1. Please disclose in future filings the interest payments associated with your debt obligations either in a tabular or discussion format. Please refer to footnote 46 of SEC Interpretive Release 33-8350.

Non-GAAP Financial Measures, page 46

2. We note that certain adjustments to "Adjusted net income" and "Non-GAAP earnings per diluted share" have been presented net of tax. Please tell us how you considered the guidance in Question 102.11 of the Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. This comment should also be applied to the presentation within your quarterly earnings release.

3.   Please revise your disclosure in future filings, both here and in your earnings releases, to provide an explanation as to why management believes each specific non-GAAP measure provides useful information to investors. Please include a draft of your proposed revised disclosure in your response.

4.   We note that your measures of "adjusted net income" and "non-GAAP earnings per diluted share" include an adjustment for the effect of adjusted tax rates as of December 31, 2015. Please explain the purpose of this adjustment. In your response, tell us why similar adjustments do not appear necessary for the first two quarters of 2016.

Note 17. Segment and geographic areas, page 100

5.   We note your disclosure that you operate in one operating segment comprised of two reporting units, Royall and Core ABC. Please clarify for us how you determined Royall and Core ABC do not represent separate operating segments. Reference is made to ASC Topic 280-10-50. In your response, please tell us who is held accountable for the Royall and Core ABC businesses, and the title and role of the person this individual reports to in the organization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities